Exhibit 99.1

Regencell Bioscience Holdings Limited Announces First Half 2022 Management Financial Results

HONG KONG, June 2, 2022 – Regencell Bioscience Limited (Nasdaq: RGC) (the “Company”), today announced its unaudited interim financial results for the six months ended December 31, 2021.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of December 31,	As of June 30,
	2021	2021

Current assets	$19,011,202	$66,849
Other assets	2,051,693	273,285
Total assets	21,062,895	340,134
Total liabilities	1,363,820	4,337,771
Total shareholders’ equity (deficits)	19,699,075	(3,997,637)
Total liabilities and shareholders’ equity (deficit)	$21,062,895	$340,134

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	December 31,
	2021	2020

OPERATING EXPENSES:
Selling expenses	$8,047	$-
General and administrative expenses (including stock-based compensation of $1,006,353 and nil for the six-month ended December 31, 2021 and 2020)	2,535,457	114,944
Research and development expenses (including stock-based compensation of $598,005 and nil for the six-month ended December 31, 2021 and 2020)	1,115,402	253,521
Total operating expenses	3,658,906	368,465

LOSS FROM OPERATIONS	$(3,658,906)	$(368,465)

OTHER INCOME, NET	89	34,617

LOSS BEFORE INCOME TAX EXPENSE	(3,658,817)	(333,848)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(3,658,817)	$(333,848)

COMPREHENSIVE LOSS	$(3,658,817)	$(333,848)

NET LOSS ATTRIBUTABLE TO:
Stockholders of Regencell Bioscience Holdings Limited	(3,591,452)	(333,848)
Non-controlling interests	(67,365)	-
	$(3,658,817)	$(333,848)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of Regencell Bioscience Holdings Limited	(3,591,452)	(333,848)
Non-controlling interests	(67,365)	-
	$(3,658,817)	$(333,848)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	12,589,838	10,000,000
LOSS PER SHARE
Basic and diluted	$(0.29)	$(0.03)

*	Giving retroactive effect to the 1000-for-1 share split effected on May 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Regencell Bioscience Holdings Limited as of and for the six months ended December 31, 2021. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “RGC”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Regencell Bioscience Holdings Limited and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements as of and for the six-month period ended December 31, 2021. You should also read this Management’s Discussion and Analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on October 29, 2021.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the Hong Kong Dollar (“HK$”) and its financial statements are presented in U.S. dollars. “HK$” refers to the legal currency of Hong Kong and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this Management’s Discussion and Analysis. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; the impact of the COVID-19 pandemic to our business operations; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this announcement is as of the date of furnishing of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

About Regencell Bioscience Holdings Limited

Business Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014. We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”), as well as infectious diseases affecting people’s immune system such as the coronavirus disease 2019 (“COVID-19”). Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders and infectious diseases globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by Regencell’s strategic partner TCM Practitioner, Mr. Sik-Kee Au, based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®” (“TCM Brain Theory”). Our TCM formulae candidates have demonstrated reduced severity in patients’ ADHD and ASD conditions, as reflected in lower Autism Treatment Evaluation Checklist (“ATEC”), Gilliam Autism Rating Scale (“GARS”), Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”) assessment scores, using the personalized TCM formula in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formulas for mild, moderate and severe ADHD and ASD conditions. The TCM Brain Theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM Brain Theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. Since March 2020, the TCM practitioner has used his proprietary TCM formula which he has been using over the past 30 years to treat various cold and flu patients, to treat COVID-19 patients.

As COVID-19 infection and death rates are rising rapidly, there is a pressing need for a COVID-19 treatment that can be widely available and easily accessible.

On September 2, 2021, Regencell Bioscience Limited (“Regencell HK”), a Hong Kong company and wholly-owned subsidiary of Regencell Bioscience Holdings Limited (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in the British Virgin Islands, to form a joint venture, Regencell Bioscience Asia Limited under the laws of Hong Kong (the “Joint Venture”). Regencell HK and Honor Epic plan to work together to make this treatment available in the ASEAN countries, India, Japan, Australia and New Zealand. The principal business of the Joint Venture will be to trade, manufacture, market and distribute TCM formulae products to enable, provide or support the treatment of COVID-19 using TCM in the ASEAN countries, India, Japan, Australia and New Zealand.

Recent Developments

Entry into Joint Venture Agreement

On September 2, 2021, Regencell Bioscience Limited entered into a joint venture agreement (the “JV Agreement”) with Honor Epic Enterprises Limited (“Honor Epic”), a company incorporated in the British Virgin Islands, to form a joint venture under the laws of Hong Kong. Pursuant to the JV Agreement, among other things and subject to the terms and conditions contained therein, Regencell Bioscience Limited and Honor Epic agreed to establish Regencell Bioscience Asia Limited (the “JV”), a private company limited by issuing shares in Hong Kong.

Pursuant to the JV Agreement, Regencell Bioscience Limited shall contribute 60% of the capital for the JV to fund its operations including trading, manufacturing, marketing and distribution of traditional Chinese medicine formulae products and to procure, enable, provide or support the treatment of COVID-19. In addition, Regencell HK will grant the JV exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell Covid Treatment Products”) in ASEAN countries, India, Japan, Australia and New Zealand (“Designated Markets”), for an initial term of two years, pursuant to a license agreement to be entered by and between Regencell HK and the JV. Honor Epic shall contribute 40% of the capital for the JV and shall use its best efforts to market, promote, and distribute the Regencell Covid Treatment Products in the Designated Markets. Regencell HK may appoint two board members in the JV and Honor Epic may appoint one board member in the JV. Sixty percent (60%) of the net profits or net loss of the JV will be distributed to or assigned to Regencell HK and the remaining forty percent (40%) distributed to or assigned to Honor Epic. In the event that Regencell HK decides to dispose of all of its shares in the JV, Regencell HK may require all other shareholders to sell and transfer all of their shares in the JV to a proposed buyer, so long as Regencell HK is holding more than 50% of the equity interest in the JV. Regencell HK is entitled to a right of first refusal if a shareholder receives a third-party offer to purchase the shares of the JV in accordance with the requirements specified in the JV Agreement.

The Initial Public Offering

On July 20, 2021, we completed our initial public offering of 2,300,000 Ordinary Shares, $0.00001 par value per share (the “IPO”). The Ordinary Shares were sold at an offering price of $9.50 per share, generating gross proceeds of approximately $21.9 million. On August 17, 2021, the underwriter of the IPO exercised its option to purchase 325,000 additional ordinary shares of the Company at a price of $9.50 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.7 million, after deducting underwriting discounts and other related expenses of approximately of $2.3 million.

Impact of COVID-19 on Our Business

The worldwide COVID-19 pandemic may affect our ability to initiate and complete research studies, delay the initiation of our future research studies, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations.

To date, we have not experienced material business disruptions or impairments of any of our assets as a result of the pandemic. We are following and plan to continue to follow recommendations from local governments regarding workplace policies, practices and procedures. We expect to continue to monitor the situation and take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners. We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.

Results of Operations

Operating Expenses

	For the six months Ended	For the six months Ended
	December 31,	December 31,	Change	Change
	2021	2020	Amount	%
OPERATING EXPENSES:
Selling and marketing	8,047	-	8,047	N/A
General and administrative (including stock-based compensation of $1,006,353 and nil for the six-month ended December 31, 2021 and 2020)	2,535,457	114,944	2,420,513	2,106%
Research and development (including stock-based compensation of $598,005 and nil for the six-month ended December 31, 2021 and 2020)	1,115,402	253,521	861,881	340%
Total operating expenses	3,658,906	368,465	3,290,441	893%

During the six-month period ended December 31, 2021, we incurred total operating expenses of approximately $3.7 million, an increase of approximately $3.3 million, or 893%, as compared to total operating expenses of approximately $0.4 million during the six-month period ended December 31, 2020.

Selling expenses increased by approximately $8 thousand for the six-month period ended December 31, 2021 from nil for the same period in 2020. The increase was mainly due to an increase in marketing and promotional expenses such as website development.

General and administrative expenses increased by approximately $2.4 million, or 2,106%, to approximately $2.5 million for the six-month period ended December 31, 2021 from approximately $0.1 million for the six-month period ended December 31, 2020. The increase was mainly attributable to (i) approximately $1.0 million in amortization of share-based payments for our general and administrative personnel for the six-month period ended December 31, 2021, (ii) approximately $0.5 million increase in professional fees, such as legal services and public relations services as we became a public company listed on the Nasdaq Capital Market, (iii) approximately $0.4 million increase in salaries due to the increase in the number of staff and bonus payments during the six-month period ended December 31, 2021, (iv) approximately 0.3 million increase in rental expenses due to the rental of new office and staff quarters, and (v) approximately 0.2 million increase in traveling and entertainment and others mainly due to more business activities since our operation expanded during the six-month period ended December 31, 2021.

Research and development expenses increased by approximately $0.9 million, or 340%, to approximately $1.1 million for the six-month period ended December 31, 2021 from approximately $0.2 million for the six-month period ended December 31, 2020. The increase was mainly attributable to (i) approximately $0.6 million in amortization of share-based payments for our research and development personnel for the six-month period ended December 31, 2021, and (ii) approximately $0.1 million in expenses from medication and materials for product development during the six-month period ended December 31, 2021. The increase may also be attributed in part to an approximately $0.1 million increase in salary expenses.

Other Income, Net

Total other income, net was approximately $100 for the six-month period ended December 31, 2021 and total other income, net was approximately $35,000 for the six-month period ended December 31, 2020.

Other income mainly consisted of cash received from a government grant and interest income. Other income decreased to approximately $100 for the six-month period ended December 31, 2021 from approximately $35,000 for the six-month period ended December 31, 2020, because the Company did not receive any government grants in respect of COVID-19-related subsidies from the Employment Support Scheme provided by the Hong Kong Government under the Anti-Epidemic Fund during the six-month period ended December 31, 2021.

Provision for Income Taxes

As we incurred a loss for the six-month period ended December 31, 2021 and 2020, no provision for income taxes was made. No significant penalties or interest relating to income taxes have been incurred during the six-month period ended December 31, 2021 and 2020.

Net Loss

Our net loss increased by approximately $3.4 million, or 996%, to approximately $3.7 million net loss for the six-month period ended December 31, 2021, from approximately $0.3 million net income for the six-month period ended December 31, 2020. Such change was the result of the combination of the changes described above.

Net Loss Attributable to Regencell Bioscience Holdings Limited

After deducting non-controlling interests of approximately $67,000, net loss attributable to our holding company, Regencell Bioscience Holdings Limited increased from approximately $0.3 million net loss for the six-month period ended December 31, 2020 to approximately $3.6 million net loss for the six-month period ended December 31, 2021.

Basic and Diluted Loss per Share

Basic and diluted losses per share were $0.29 for the six-month period ended December 31, 2021, compared to $0.03 in the same period of 2020. For the six-month period ended December 31, 2021 and 2020, there were no dilutive shares.

Cash

As of December 31, 2021, we had cash of approximately $19 million compared to approximately $0.06 million as of June 30, 2021. The increase of cash was mainly due to the receipt of net IPO proceeds from the completion of our IPO in July 2021. The net proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled approximately $22.7 million, after deducting underwriting discounts and other related expenses of approximately $2.3 million.

Shareholder’s Loan

On July 20, 2021, 342,105 ordinary shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the shareholder’s loan under the conversion note that we issued to Mr. Yat-Gai Au at a price of $9.50 per share, the same price as the offering price per Ordinary Shares issued in the IPO. The remaining balance was settled with IPO proceeds in August 2021.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations

James Chung

IR@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited